SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

THOMASVILLE BANCSHARES, INC.
(Name of Subject Company and Filing Person)

COMMON STOCK, PAR VALUE $1.00 PER SHARE	889608 10 0

(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Stephen H. Cheney
President and Chief Executive Officer
Thomasville Bancshares, Inc.
301 North Broad Street
Thomasville, Georgia 31792
Telephone: (229) 226-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:
Robert C. Schwartz, Esq.
Smith, Gambrell & Russell, LLP
Suite 3100, Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592
(404) 815-3500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee+*

$1,100,000	$101.20

*     Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase by Thomasville Bancshares, Inc. of up to 55,000 shares of its common stock at a price of $20.00 per share in cash.

+ Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	None	Filing party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☐	Going-private transaction subject to Rule 13e-3.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒.

EXHIBIT INDEX
EX-99.1 PRESS RELEASE

     This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO relates to the offer by Thomasville Bancshares, Inc. (the “Company”) to purchase up to 55,000 shares of its outstanding common stock, par value $1.00 per share, at a purchase price of $20.00 per share, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2002, and in the related Letter of Transmittal.

Item 4.           Terms of the Transaction.

     A total of 36,442 shares were tendered prior to the expiration of the tender offer at 5:00 p.m. on October 25, 2002 and have been accepted for payment by the Company. The information relating to the offer to purchase set forth in the text of the press release attached as Exhibit 99.1 is incorporated herein by reference.

Item 12.         Exhibits.

The following exhibit is filed with this Amendment:

Exhibit No.	Description

99.1	Text of press release issued by the Company on October 31, 2002.

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2002

THOMASVILLE BANCSHARES, INC.

By:	/s/ Stephen H. Cheney Stephen H. Cheney President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Text of press release issued by the Company on October 31, 2002